FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                15 August, 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                              International Power

                          Over Allotment Arrangements


International Power plc ("International Power" or the "Company") announces that in connection with the placing of its $241.23 Million Senior Convertible Bond Offering, Credit Suisse First Boston Equities Ltd, as stabilisation manager, has given notice exercising the over allotment arrangement in respect of an additional $11.27 Million Senior Convertible Bond.

Including the exercise of the over allotment arrangements, the total size of the placing was $252.5 Million.



Disclaimer

This document is not an offer of securities for sale into the United States. The Convertible Bonds have not been and will not be registered under the US Securities Act of 1933, as amended ("Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement of the Securities Act. There will be no public offer of securities in the United States.

In the United Kingdom this announcement is directed exclusively at persons who fall within article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. The bonds referred to in this announcement shall be issued only to such persons.


END








                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary